March 31, 2017	News Release 17–09

SILVER STANDARD EXERCISES OPTION TO FORM JOINT VENTURE
WITH GOLDEN ARROW FOR THE CHINCHILLAS PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces it has provided Golden Arrow Resources Corporation (TSX-V: GRG) (“Golden Arrow”) with the required notice to exercise its option on the Chinchillas project and form a joint venture with Golden Arrow for the development of the property. The joint venture will be comprised of Silver Standard’s Pirquitas property and Golden Arrow’s Chinchillas property and will be owned on a 75%/25% basis by each company, respectively. Silver Standard will be the operator.

A news release profiling the Chinchillas pre-feasibility study (the “PFS”) was reported by Golden Arrow on March 31, 2017. The associated National Instrument 43-101 technical report is to be filed within 45 days and, upon closing of the transaction, will be available under our profile on SEDAR and on our website. Subject to permitting and closing of the transaction, Silver Standard has approved a development decision on the project and expects construction to begin in the third quarter of 2017.

Paul Benson, President and CEO of Silver Standard said, “Forming the joint venture is an excellent result due to the outstanding cooperation by our partner Golden Arrow, the Argentine government and many within Silver Standard. We believe Chinchillas will extend the life of our Pirquitas operation well into next decade and it enables the joint venture to evaluate the viability of an underground operation at Pirquitas.”

“The successful development of Chinchillas will be a great outcome for Argentina and the Province of Jujuy with the creation of jobs, the payment of royalties and taxes and significant export revenue. We look forward to working closely with the local communities and government as we invest in the development of Chinchillas to extend the operating life at Pirquitas, which supports Silver Standard as an intermediate precious metals producer with growth and value.”

Transaction Highlights

The full details of our Business Combination Agreement with Golden Arrow dated September 30, 2015, setting out the terms and conditions for the formation of the joint venture were set out in our news release dated October 1, 2015. The following is a summary of the key provisions and benefits of the transaction:

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Creates a joint venture comprised of the Pirquitas operation and the Chinchillas property with Silver Standard and Golden Arrow holding 75%/25% interest, respectively, and Silver Standard being the operator.

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Provides Silver Standard an opportunity to extend the Pirquitas operating life with a limited capital brownfields investment in a prospective silver-lead-zinc deposit approximately 45 kilometers from the mine.

▪	Near-term production from Chinchillas based on construction beginning in the third quarter of 2017, followed by ore delivery to the mill in the second half of 2018.

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Enables evaluation of potential for a Pirquitas underground operation to supply a small-tonnage high-grade supplementary ore feed to increase the average ore grade and further extend the mine life into the second half of next decade.

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Option exercise payment by Silver Standard to Golden Arrow of 25% of Pirquitas mine earnings less certain expenditures incurred since October 1, 2015 until closing, currently estimated at approximately $15 million, payable on closing, which is expected on or before May 30, 2017.

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The PFS, as further detailed in Golden Arrow’s new release, contemplates a joint venture project requiring an initial investment of $81 million to develop a mine to deliver ore to the existing Pirquitas mill that has an operating life of eight years, producing an annual average of 8.4 million silver equivalent ounces.

Production Decision and Next Steps

Subject to permitting and closing of the transaction, Silver Standard has approved the development decision on the Chinchillas project. The permitting process continues to advance with positive support from the local communities and government authorities. The Chinchillas Environmental and Social Impact Assessment has been prepared and submitted to the Argentine regulatory authorities, and is in the consultation process. Work with local communities on social programs and understanding of the Chinchillas project is advancing positively.
Based on and subject to the permitting process, we anticipate construction at Chinchillas to begin during the third quarter of 2017 with ore delivery to the Pirquitas mill expected in the second half of 2018.
Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this news release relating has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Butcher is our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to complete and successfully integrate Golden Arrow's Chinchillas project, on a joint venture basis, into our current operations; future production of gold, silver and other metals; future costs of inventory and cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of development and production and the cash costs of production at the Chinchillas project; ability to extend life of Pirquitas operations into next decade; impact of the Chinchillas project on local communities; expected operating costs; the estimated cost of sustaining capital; estimated initial capital expenditures at the Chinchillas project; expected ore supply generated from the Chinchillas project; expected composition of mining fleet at the Chinchillas project; outcome of permitting process for the Chinchillas project; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Chinchillas project; our ability to replace Mineral Reserves; our ability to complete and successfully integrate Golden Arrow's Chinchillas project, on a joint venture basis, into our current operations; ability to obtain necessary permits for the Chinchillas project; ability to satisfy closing conditions and successfully form the joint venture with Golden Arrow; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”). Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC's disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and all-in sustaining costs per payable ounce of precious metals sold. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our most recent MD&A, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.